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                            September 7, 2021

       Chee Shiong (Keith) Kok
       Chief Executive Officer
       HHG Capital Corp
       1 Commonwealth Lane
       #03-20, Singapore, 149544

                                                        Re: HHG Capital Corp
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed August 23,
2021
                                                            File No. 333-252885

       Dear Mr. Kok:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Form S-1 Filed August 23, 2021

       Prospectus Summary, page 1

   1. We note that you recently moved your principal executive offices from Hong Kong, your sponsor and members of
your management team appear to have had significant activities and relationships with
Hong Kong and with China or Chinese entities, and you disclose on page 56 that a number
of your directors and officers are nationals or residents of Hong
                                                        Kong and the People   s
Republic of China. You also suggest on page 53 that you may be seeking to acquire a
company in China by noting that    [t]he economy in Greater China
                                                        and other Asian
Countries differs from the economies of most developed countries in many respects.
Please disclose these significant ties to China/Hong Kong prominently on the prospectus cover
page. Your disclosure also should describe the legal and
                                                        operational risks
associated with being based in or acquiring a company that does business
 Chee Shiong (Keith) Kok
FirstName LastNameChee   Shiong (Keith) Kok
HHG Capital  Corp
Comapany 7,
September NameHHG
             2021    Capital Corp
September
Page 2    7, 2021 Page 2
FirstName LastName
         in China. Your disclosure should make clear whether these risks could result in a material
         change in your or the target company   s post-combination operations
and/or the value of
         your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent
         statements and regulatory actions by China   s government, such as
those related to the use
         of variable interest entities and data security or anti-monopoly concerns, has or may
         impact the company   s ability to conduct its business, accept foreign
investments, or list on
         an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the
company   s operations
         may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.
         Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
3. In your summary of risk factors, disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-
         references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. Disclose each permission that you are required to obtain from Chinese authorities to operate and issue your securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
5. Provide a clear description of how cash will be transferred through the post-combination
 Chee Shiong (Keith) Kok
FirstName LastNameChee   Shiong (Keith) Kok
HHG Capital  Corp
Comapany 7,
September NameHHG
             2021    Capital Corp
September
Page 3    7, 2021 Page 3
FirstName LastName
         organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors that may apply after a business combination with a company based in
         China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
6. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.
Risk Factors
After our initial business combination, substantially all of our assets may be located in a foreign country, page 53

7. Your disclosure in this risk factor, including the reference to "Greater China," suggests that you may search for a China-based company as the target of your initial business combination. To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.
8. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.
9.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. In light of recent events indicating greater oversight by the Cyberspace Administration of
 Chee Shiong (Keith) Kok
HHG Capital Corp
September 7, 2021
Page 4
      China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis.
Rights, page 101

11. Here and elsewhere you suggest that Cayman Islands law would govern aspects of rounding with respect to fractional shares. However, section 3.3 of the newly filed rights agreement filed as exhibit 4.6 suggests that British Virgin Islands law governs rounding.
      Please revise to reconcile the inconsistency.
        You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Ethan Horowitz,
Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel at 202-
551-3707 with any other questions.



                                                           Sincerely,
FirstName LastNameChee Shiong (Keith) Kok
                                                           Division of
Corporation Finance
Comapany NameHHG Capital Corp
                                                           Office of Energy &
Transportation
September 7, 2021 Page 4
cc:       Sally Yin, Esq.
FirstName LastName